Chesapeake Midstream Partners, L.P.

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

October 6, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Chesapeake Midstream Partners, L.P.

Registration Statement on Form S-3

File No. 333-175982

Ladies and Gentlemen:

Reference is made to the telephone call on October 5, 2011 between Mr. Ronald Alper of the Staff of the Division of the Corporation Finance (the “Staff”) and Mr. Michael S. Telle of Bracewell & Giuliani LLP, outside counsel to Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), with respect to the Registration Statement on Form S-3 (File No. 333-175982) initially filed with the Commission on August 2, 2011, as amended by Amendment No. 1 thereto filed with the Commission on September 8, 2011 (the “Registration Statement”).

During the call, the Staff noted that, with respect to the Partnership’s response to Comment No. 2 in the Staff’s August 26, 2011 letter, for the Partnership to avail itself of the relief provided by Rule 3-10(f) of Regulation S-X, each of the guarantors (the “Guarantors”) of the debt securities registered pursuant to the Registration Statement must be 100% owned by the Partnership. We acknowledge the Staff’s comment and confirm that each Guarantor is 100% owned by the Partnership. We have revised accordingly the disclosure on page 10 of Amendment No. 2 to the Registration Statement, filed herewith.

Should any member of the Staff have a question regarding our response set forth above, or need additional information, please do not hesitate to call Brad Mueller at (405) 935-1906, Regina Gregory at (405) 935-2143 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

Securities and Exchange Commission

October 6, 2011

Very truly yours,

Chesapeake Midstream Partners, L.P.

By:	Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ David C. Shiels
David C. Shiels
Chief Financial Officer